                             TOWERSTREAM CORPORATION
                                55 Hammarlund Way
                         Middletown, Rhode Island 02842

                                  June 18, 2007

United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Paul Fischer

                         Re:    Towerstream Corporation
                                Amendment No. 3 to Form SB-2 Filed on Form S-3
                                Filed June 13, 2007
                                File No. 333-141405

Ladies and Gentlemen:

         The undersigned Registrant hereby requests that the effective date for the registration statement referred to above be accelerated so that the registration statement will become effective at 5:30 p.m. Eastern Time on June
18, 2007, or as soon as practicable thereafter.

         We acknowledge that:

              o   should the Commission or the staff, acting pursuant to
                  delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

              o   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

              o   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Very truly yours,

                                            TOWERSTREAM CORPORATION

                                            By:   /s/ George E. Kilguss, III
                                                  ------------------------------
                                                  George E. Kilguss, III
                                                  Chief Financial Officer